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                                                                                                         Exhibit 99(e)

                                              New Orleans Public Service Inc.
                                  Computation of Ratios of Earnings to Fixed Charges and
                                Ratios of Earnings to Fixed Charges and Preferred Dividends

                                                                           Twelve Months Ended
                                                             -----------------------------------------------
                                                                              December 31,                      March 31,
                                                               1989      1990      1991       1992      1993      1994
                                                             ------------------------------------------------------------
                                                                        (In Thousands, Except for Ratios)
Fixed charges, as defined:
  Interest on mortgage bonds                                 $24,472   $24,472    $23,865   $22,934    $19,478   $18,803
  Interest on notes payable                                       --        --         --        --         --        25
  Other interest charges                                       2,422       831        793     1,714      1,016     1,020
  Amortization of expense and premium on debt-net(cr)            579       579        565       576        598       654
  Interest applicable to rentals                                 603       160        517       444        544       652

Total fixed charges, as defined                               28,076    26,042     25,740    25,668     21,636    21,154

Preferred dividends, as defined (a)                            4,633     4,020      3,582     3,214      2,952     2,935

Fixed charges and preferred dividends, as defined            $32,709   $30,062    $29,322   $28,882    $24,588   $24,089

Earnings as defined:

  Net Income                                                 $14,464   $27,542    $74,699   $26,424    $47,709   $34,592
  Add:
    Provision for income taxes:
      Federal and State                                          848       134      8,885    16,575     27,479    30,585
    Deferred Federal and State - net                           9,296    17,370     36,947     (340)      5,203    (4,274)
    Investment tax credit adjustment - net                       444       (75)      (591)    (170)       (744)     (729)
    Fixed charges as above                                    28,076    26,042     25,740    25,668     21,636    21,154

Total earnings, as defined                                   $53,128   $71,013   $145,680   $68,157   $101,283   $81,328

Ratio of earnings to fixed charges, as defined                  1.89      2.73       5.66      2.66       4.68      3.84

Ratio of earnings to fixed charges and
 preferred dividends, as defined                                1.62      2.36       4.97      2.36       4.12      3.38


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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991  include the $90 million effect of the
    1991 NOPSI Settlement.

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